Exhibit 12.1

Statement regarding computation of ratio of earnings to fixed charges
Ratio Of Earnings to Fixed Charges

	Nine months ended		Year ended
	December 31,	January 2,	April 2,	March 28,	March 29,	March 30,	March 31,
(In thousands)	2016	2016	2016	2015	2014	2013	2012
Fixed Charges
Interest Expensed	$31,032	$31,032	$41,375	$41,375	$37,025	$37,301	$37,301
Interest Capitalized	—	—	—	—	—	—	—
Amortized Premiums	—	—	—	—	—	—	—
Amortized Discounts	9,053	9,034	12,047	12,022	16,319	15,880	15,545
Amortization of Fair Value of Derivative at Inception	—	—	—	—	58	58	58
Capitalized Expenses Related to Indebtedness	1,525	1,525	2,034	2,034	1,723	1,671	1,671
Estimate of Interest within Rental Expense	315	295	397	435	449	280	248
Preference Security Dividend	—	—	—	—	—	—	—
Total Fixed Charges	$41,925	$41,886	$55,853	$55,866	$55,574	$55,190	$54,823

Earnings
+ Pretax Income from Continuing Operations	$519,860	$466,988	$636,825	$740,076	$709,526	$547,006	$597,051
+ Fixed Charges	41,925	41,886	55,853	55,866	55,574	55,190	54,823
+ Amortization of Capitalized Interest	—	—	—	—	—	—	—
+ Distributed Income of Equity Investee	—	—	—	—	—	—	—
+ Pretax Losses of Equity Investee	—	—	—	—	—	—	—
- Interest Capitalized	—	—	—	—	—	—	—
- Preference Securities Dividend of Consolidated Subsidiaries	—	—	—	—	—	—	—
- Minority Interest in Pretax Income of Subsidiaries	—	—	—	—	—	—	—
Total Earnings	$561,785	$508,874	$692,678	$795,942	$765,100	$602,196	$651,874

Earnings to Fixed Charges Ratio	13.4	12.1	12.4	14.2	13.8	10.9	11.9